EXHIBIT H-1
                            [Proposed Form of Notice]

                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION
                                    under the
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            (Release No. ___________)
                               _____________, 2000


                                                  )
In the matter of:                                 )
                                                  )
Consolidated Papers, Inc.                         )
510 High Street                                   )
Wisconsin Rapids, WI  54495-8050                  )
                                                  )
and                                               )
                                                  )
Stora Enso Acquisition, Inc.                      )
Two Landmark Square, 3rd Floor                    )
Stamford, CT 06901-2792                           )



         NOTICE IS HEREBY GIVEN that Consolidated Papers, Inc., a Wisconsin corporation ("Consolidated Papers"), and Stora Enso Acquisition, Inc., a Wisconsin corporation (the "Surviving Corporation" and, together with
Consolidated Papers, the "Applicants"), have filed with this Commission an Application for an exemption from the provisions of the Public Utility Holding Company Act of 1935, as amended (the "Act"). The Applicant seek an order from the Commission to the effect that, Consolidated Papers is exempt and, upon the consummation of the acquisition transaction described therein, the Surviving Corporation and every subsidiary company thereof as such will be exempt from the provisions of the Act, other than Section 9(a)(2), pursuant to Section 3(a)(3) of the Act.

         Stora Enso Oyj, a Finnish corporation and the parent of the Surviving Corporation, intends to acquire Consolidated Papers by merging Consolidated Papers with and into the Surviving Corporation (the "Transaction"). Upon the consummation of the Transaction, the Surviving Corporation will be renamed Stora Enso Consolidated Papers, Inc. The Surviving Corporation will be a first-tier, direct subsidiary of Stora Enso, and Consolidated Papers' subsidiaries will become direct or indirect subsidiaries, as the case may be, of the Surviving Corporation. The Surviving Corporation will be a Wisconsin corporation with its principal



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executive  offices in Wisconsin  Rapids,  Wisconsin and Stora Enso will remain a
Finnish corporation with its principal executive offices in Helsinki, Finland.

         Stora Enso is an integrated forest products group that manufactures magazine paper, newsprint, fine paper and packaging boards, supported by 2.1 million hectares of productive forestland. Stora Enso holds strong global positions in all of the aforementioned product areas. Stora Enso employs approximately 40,000 people and maintains operations in Europe, Asia and North America. Additionally, Stora Enso has sales and marketing organizations throughout the world.

         Stora Enso is engaged in the ownership and/or operation of electric utility assets in connection with its primary forest industry business, both directly and through various foreign subsidiaries (the "Foreign Subs"). Stora Enso and its subsidiaries have no electricity generation, transmission or distribution operations, or any other electricity operations, in the United States. Stora Enso's current activities in the United States, including the activities of its subsidiary Stora Enso North America Corporation, relate solely to the marketing and sale of paper and board products. In connection with the Acquisition, Stora Enso has qualified the Foreign Subs as exempt "foreign utility companies" or "FUCOs" within the meaning of Section 33 of the Act. Stora Enso is, and will remain, an electric utility company within the meaning of the Act because it directly owns and/or operates generation facilities located at mill sites, as well as the Huruskoski hydroelectric plant, all in Finland.

         Consolidated Papers is North America's largest producer of coated paper and supercalendered printing papers, as well as the leading manufacturer of specialty papers. Consolidated Papers owns and manages nearly 700,000 acres of forestland in the States of Wisconsin, Michigan, and Minnesota and in Ontario, Canada. Consolidated Papers is an intrastate holding company exempt from the Act, except for Section 9(a)(2), under Section 3(a)(1) and Rule 2. Consolidated Papers is the parent of, among other entities, Consolidated Water Power Company ("CWPCo"), a Wisconsin public utility company. Consolidated Papers owns all of the outstanding securities of CWPCo. CWPCo is engaged in the generation, transmission, sale, and distribution of electric energy, primarily for the internal consumption of Consolidated Papers. CWPCo provides service to approximately 1,000 retail (primarily residential) customers in Wisconsin.

         The acquisition of Consolidated Papers by Stora Enso will be governed by the terms of an Agreement and Plan of Merger, dated February 22, 2000 (the "Merger Agreement"), by and among Stora Enso, Consolidated Papers and the Surviving Corporation. Pursuant to the Merger Agreement, each issued and outstanding share of common stock of Consolidated Papers will be canceled upon consummation of the Transaction and converted, at the election of the holder, into cash or Stora Enso ADSs (American Depositary Shares representing an interest in underlying Series R shares of Stora Enso to facilitate trading in the United States), or a combination of cash and ADSs, with a value of $44.00 per Consolidated Papers share. Each ADS will represent one Series R share of Stora Enso. Consolidated Papers shareholders' elections of cash or ADSs will be pro-rated, to the extent necessary, so as to maintain a 50% cash and 50% ADS aggregate consideration mix. The exchange ratio for Consolidated Papers shares converted into ADSs will be between 2.678 and 3.621 ADSs per Consolidated Papers share, based on the average trading value of Stora Enso Series R shares over a period just prior to the closing, as necessary to provide $44.00 in value per share. However, the exchange ratio will be fixed at 2.678 ADSs for each Consolidated Papers share if Stora Enso Series R shares are then trading at an average euro trading price higher than a $16.43 equivalent and will be fixed at 3.621 ADRs if the Series R shares are then trading at an average below a $12.15 equivalent.

         The Applicants seek an order from the Commission that Consolidated Papers is exempt and the Surviving Corporation will be exempt from registration pursuant to Section 3(a)(3) of the Act. The Applicants state that Consolidated Papers meets and, following the transaction, the Surviving Corporation will meet, the statutory requirements of the Section 3(a)(3) exemption because Consolidated Papers is, and the Surviving Corporation will be, only incidentally a holding company under the Act being primarily engaged in a non-utility business and (i) neither of the Applicants derives or, following the Transaction will derive, a material part of its income, directly or indirectly, from its public utility subsidiary (CWPCo) or (ii) all of the outstanding securities of CWPCo are and, following the transaction, will continue to be owned by the Applicants. Accordingly, exemption under Section 3(a)(3) is appropriate and in the public interest.

         The Application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by __________, 2000, to the Secretary, Securities and Exchange
Commission, Washington, D.C. 20549, and serve a copy on Stora Enso at the address specified above. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the manner. After said date, the Application, as filed or as amended, may be granted and/or permitted to become effective.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                                     Jonathan G. Katz
                                                     Secretary